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Exhibit 12.1

RATION OF EARNINGS TO FIXED CHARGES

          The following table shows the ratio of earnings to fixed charges for the year ended December 31, 2006, the period from January 1, 2007 to March 15, 2007, the period from March 16, 2007 to December 31, 2007 and the years ended December 31, 2008, 2009 and 2010. We have computed these ratios by dividing earnings available for fixed charges (income before income taxes and fixed charges) by fixed charges (interest cost, amortization of debt expense, and the portion of rental expenses deemed to be representative of the interest factor in those rentals).

Computation of General Nutrition Centers, Inc.
Ratio of Earnings to Fixed Charges
(Dollars in millions, except ratios)

	Predecessor		Successor
	Year Ended December 31, 2006	Period ended March 15, 2007	Period from March 16, 2007 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Earnings (deficit) available for fixed charges:
Income (deficit) before income taxes	$59.6	$(62.0)	$31.6	$86.8	$111.2	$149.1
Interest Expense	43.7	8.5	78.2	84.2	70.1	66.0
Estimated interest component of net rental expense	38.0	8.1	31.4	41.2	41.7	43.2

Earnings available for fixed charges	$141.3	$(45.4)	$141.2	$212.2	$223.0	$258.3

Fixed Charges:
Interest Expense	$43.7	$8.5	$78.2	$84.2	$70.1	$66.0
Estimated interest component of net rental expense	38.0	8.1	31.4	41.2	41.7	43.2

Total fixed charges	$81.7	$16.6	$109.6	$125.4	$111.8	$109.2

Consolidated Ratio of Earnings to Fixed Charges (1)	1.73	—	1.29	1.69	1.99	2.36

(1)
Earnings were insufficient to cover fixed charges for the period ended March 15, 2007 by $61.9 million.

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  Exhibit 12.1
RATION OF EARNINGS TO FIXED CHARGES